SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of: March 2004

ADECCO SA

(Exact name of Registrant as specified in its charter)

Commission # 0-25004

Sägereistrasse 10

CH-8152 Glattbrugg

Switzerland

+41 1 878 88 85

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F]

Form 20-F    ☒     Form 40-F    ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes    ☐     No     ☒

This report on Form 6-K contains:

-	Adecco SA: Media Release on Senior Management North America (3 March 2004)

Media release

Adecco Group North America Strengthens Senior Management

CHESEREX, SWITZERLAND, March 3, 2004 - Adecco Group North America, which includes Adecco Staffing, Ajilon Professional and Lee Hecht Harrison Career Services, today announces with immediate effect the appointment of Peter Alcide as Senior Vice President, Chief Financial Officer and Chief of Staff, and Alwin Brunner as Chief Information Officer.

Mr. Alcide will be responsible for all financial oversight of Adecco Group North American business, working closely with the CFOs of each division. He has been CFO of Lee Hecht Harrison for the past 10 years, a role he will retain in addition to being Chief of Staff to Ray Roe, Chief Executive Officer of Adecco Group North America.

Mr. Brunner will help establish and direct the strategic long term IT goals, policies and procedures for the Group in North America and help determine system needs and hardware procurement needs. Mr. Brunner will move to the US from Lyon, France, where he was running the Worldwide IT Data Center and the PeopleSoft Development team as Chief Technology Officer for the Adecco Group.

Mr. Roe said: “Building a strong management team at Adecco Group North America is one of my main priorities. Peter and Alwin’s appointments are key in forging one unified Adecco Group in North America, helping synergies so as to provide all our clients and associates with the broadest range of high quality services in the Industry.”

– END –

About Adecco

Adecco S.A. is a Forbes 500 company and the global leader in HR Solutions. The Adecco Group network connects 650,000 associates with business clients each day through its network of 28,000 employees and more than 5,800 offices in 68 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

The Adecco Group comprises four Divisions, Adecco Staffing, Ajilon Professional, LHH Career Services and Jobpilot e-HR Services. In Adecco Staffing, the Adecco staffing network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialized branded businesses; LHHCareer Services encompasses our portfolio of outplacement and coaching; Jobpilot e-HR focuses on online recruiting activities for the Adecco Group.

Adecco S.A. is registered in Switzerland and is listed on the Swiss Stock Exchange (ADEN / trading on Virt-x: 1213860), NYSE (ADO), Euronext Premier Marché (12819).

Adecco SA

Forward-Looking Statements

Information in this release may involve guidance, expectations, beliefs, plans, intentions or strategies regarding the future. These forward-looking statements involve risks and uncertainties. All forward-looking statements included in this release are based upon information available to Adecco S.A. as of the date of the release, and we assume no obligation to update any such forward-looking statements. Factors that could affect the Company’s forward-looking statements include, among other things: the time and costs necessary to complete the independent inquiry and the results of that investigation and related governmental inquiries, and the effect of the results of the investigations on the completion of the audit.

The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations. Numerous factors could cause or contribute to such differences. Please refer to the Company’s Annual Report on Form 20-F for the year ended December 29, 2002, and in our other reports filed from time to time with the Securities and Exchange Commission for a further discussion of the factors and risks associated with our business.

Additional information is available at the Company’s website at www.adecco.com

Enquiries

Adecco media centre:	+41 1 878 8888

Adecco SA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADECCO SA
(Registrant)

Dated: 3 March 2004	By:	/s/ Andres Cano

Andres Cano
Chief Financial Officer ad interim

Dated: 3 March 2004	By:	/s/ Hans R. Brütsch

Hans R. Brütsch
Corporate Secretary